Exhibit 99.1

High Tide Secures Non-Dilutive Credit Facility with ATB Financial

CALGARY, AB, Oct. 18, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets, announced today that it has entered into a credit agreement to establish a revolving credit facility with ATB Financial ("ATB") in an amount of up to $25 million (comprised of an initial $10 million limit and $15 million accordion, the "Facility"), with an expected interest rate of less than 6% per annum.

High Tide Inc. October 18, 2021 (CNW Group/High Tide Inc.)

"We are extremely pleased to finalize this facility today. We know that our shareholders have been looking forward to us securing non-dilutive financing from a leading Canadian bank, and this is also something that we have been working on for some time as we believe that it provides validation of our improved financial profile," said Raj Grover, President and Chief Executive Officer of High Tide. "This is great news for our shareholders as this credit facility provides us with the firepower to continue our business growth and acquisitions of quality businesses, which are synergistic with our overall ecosystem, while limiting the dilution of our existing shareholder base. We also expect the facility amount to increase in the future as our EBITDA increases, allowing us to realize arbitrage opportunities through accretive acquisitions while limiting the dilution necessary to fuel expansion. I remain excited about High Tide's growth prospects for the remainder of 2021 and throughout 2022, and look forward to sharing continued positive developments in our company with our shareholders," added Mr. Grover.

The Facility, which will become effective by end of business today, will consist of senior secured prime rate loans, U.S. base rate loans, LIBOR loans, letters of credit, Bankers' Acceptances and a Corporate MasterCard.

The Facility has an initial term of three years and provides High Tide, upon completion of customary conditions, with access to an initial $10 million in capital that can be drawn down at High Tide's discretion (the "Initial Facility Amount"), and subject to satisfaction of certain conditions, will provide High Tide with access to an additional $15 million in capital. The Company expects to have cleared customary conditions for the first draw by the end of its fiscal year ending October 31, 2021. Proceeds from the Facility are expected to be used to finance acquisitions as well as working capital and for general corporate purposes. Amounts drawn down under the Facility will bear interest calculated on the basis of the Company's adjusted debt-to-EBITDA ratio, which is expected to yield an effective interest rate of less than 6% per annum.

Separately, the Company also announced that a further $1.0 million of debt has been converted into equity, which brings the Company's total outstanding debt balance to $27.4 million as of today. Of this amount, only $1.6 million matures during the next 12 months.

About High Tide Inc.

High Tide is a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 101 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. High Tide's retail segment features the Canna Cabana, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established ecommerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 18-OCT-21